

December 27, 2022

Feng Lin
Chief Financial Officer
Uxin Ltd
1&3/F, No. 12 Beitucheng East Road
Chaoyang District, Beijing 100029
People's Republic of China

Re: Uxin Limited
Form 20-F for the Year Ended March 31, 2022
Correspondence Filed December 14, 2022
File No. 001-38527

Dear Feng Lin:

We have reviewed your December 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

Form 20-F for the Year Ended March 31, 2022

Item 3. Key Information, page 3

1. We note your response to comment 3. Please further revise your proposed disclosure on page 106 in Item 5 to also discuss the transfers of cash between the former VIE and your PRC subsidiaries that you have included in your proposed disclosure on page 5. In this regard, it appears you have only included disclosure regarding transfers of cash between the holding company and the former VIE and your PRC subsidiaries. Lastly, please include a specific cross reference to the relevant disclosure in the summary risk factors in your proposed disclosure on page 5.

2.   We note your response to comment 4. Please revise to add in your revised disclosure on page 5 a cross reference to your revised disclosure on page 12 in your Summary of Risk Factors section.

3.   We note your response to comment 5 and reissue in part. Please revise to disclose whether any permissions or approvals have been denied with respect to the operation of your business. In this regard, we note your disclosure that you were not denied permission or approval from any other PRC government authority *with respect to [y]our issuance or offering of securities to foreign investors.* In addition, please clarify whether your revised list of requisite permissions and approvals, which includes registrations with local government authorities for used car dealers and vehicle maintenance, is exhaustive, and if not, please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors.

Risk Factors
You may experience difficulties in effecting service of legal process..., page 28

4.   Please revise your risk factor to disclose how many of your directors are located in Mainland China and Hong Kong. In this regard, it appears your disclosure only references your senior executive officers in Mainland China. Please also address the risks associated with the difficulty of effective service of process and collecting judgments in Hong Kong. In this regard, we note your disclosure only speaks to Mainland China, yet it appears you have subsidiaries in Hong Kong, and you disclosed in response to comment 6 that one of the Company's independent directors resides in Hong Kong.

        Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Shu Du, Esq.